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Exhibit 20.1

PACKAGING CORPORATION OF AMERICA ANNOUNCES TENDER OFFER
FOR ANY AND ALL 9 5/8% SENIOR SUBORDINATED NOTES DUE 2009

        LAKE FOREST, Ill.—June 23, 2003—Packaging Corporation of America (NYSE: PKG) announced today that it is commencing a cash tender offer relating to all of its $550 million outstanding 9 5/8% Series B Senior Subordinated Notes due 2009 (CUSIP No. 695156AD1, the "Notes").

        In conjunction with the tender offer, PCA is also soliciting consents to adopt proposed amendments to the indenture under which the Notes were issued that would eliminate substantially all restrictive covenants and certain event of default provisions. The tender offer and consent solicitation are being made upon the terms and subject to conditions set forth in the Company's Offer to Purchase and Consent Solicitation Statement dated June 23, 2003.

        The total consideration for each $1,000 principal amount of Notes tendered and accepted for payment pursuant to the tender offer shall be a price, calculated in accordance with standard market practice, based on the assumptions that the Notes will be redeemed in full at a price of $1,048.13 per $1,000 principal amount of Notes on April 1, 2004, which is the first date on which the Notes are redeemable (the "Earliest Redemption Date"), and that the yield to the Earliest Redemption Date is equal to 62.5 basis points over the bid-side yield of the 3 5/8% U.S. Treasury Note due March 31, 2004, as more fully described in the Offer to Purchase and Consent Solicitation Statement. The total consideration includes a consent payment of $20 per $1,000 principal amount of the Notes (the "Consent Payment") payable only to holders of Notes who validly tender and do not withdraw such Notes before 5:00 p.m., New York City time, on July 7, 2003 (the "Consent Time"), if and only if PCA accepts for payment Notes tendered in the tender offer. Holders whose valid tenders are received after 5:00 p.m., New York City time, on the Consent Time, but prior to midnight, New York City time, on July 21, 2003 (the "Expiration Time"), will receive only the tender offer consideration, which is the total consideration less the Consent Payment. Holders may withdraw their Notes before the Consent Time, but not thereafter. PCA currently intends to redeem any Notes not tendered as soon as practicable after the Earliest Redemption Date. The redemption price for the Notes at that time is 104.8125% of their principal amount.

        PCA intends to finance the tender offer with the net proceeds from a private placement of new notes, as well as from the proceeds of a new bank credit facility and cash on hand. The new notes will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

        Packaging Corporation of America's obligation to accept for purchase and to pay for the Notes validly tendered in the tender offer is conditioned on, among other things, the receipt of the consent of a sufficient number of holders to amend the indenture, the consummation of the private placement of new notes and the execution of the new credit facility, each as described in more detail in the Offer to Purchase and Consent Solicitation Statement.

        This announcement is not an offer to purchase, nor a solicitation of an offer to purchase, or solicitation of tenders or consents with respect to, any Notes. The tender offer and consent solicitation are being made solely pursuant to the Offer to Purchase and Consent Solicitation Statement and related Consent and Letter of Transmittal.

        Packaging Corporation of America has retained Morgan Stanley and Goldman Sachs to serve as Dealer Managers and Georgeson Shareholder Communications to serve as Information Agent for the tender offer and consent solicitation. Requests for documents may be directed to Georgeson Shareholder Communications by telephone at (800) 248-3170 (toll free) or in writing at 17 State Street, 10th Floor, New York, NY 10004. Questions regarding the tender offer and consent solicitation should be directed to Morgan Stanley at (800) 624-1808 (toll free) or (212) 761-1123 (collect), attention: Jeff Kelly or to Goldman Sachs at (877) 686-5059 (toll free) or (212) 357-5680 (collect), attention: Liability Management Group.

        PCA is the sixth largest producer of containerboard and corrugated packaging products in the United States with sales of $1.7 billion in 2002. PCA operates four paper mills and 65 corrugated product plants in 25 states across the country.

CONTACT:

Barbara Sessions
Packaging Corporation of America
INVESTOR RELATIONS: (877) 454-2509
PCA's Website: www.packagingcorp.com

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  Exhibit 20.1